Exhibit 99.1

China Lending Corporation Reports Unaudited Financial Results for the Three and Six Months Ended June 30, 2017

Beijing & Urumqi, August 7 2017 /PRNewswire/ – China Lending Corporation (“China Lending” or the “Company”) (Nasdaq: CLDC), a leading non-bank direct lending corporation servicing micro, small and medium sized enterprises (MSME), currently underserved by commercial banks in China, today reported its unaudited financial results for the three and six months ended June 30, 2017.

Second Quarter 2017 Highlights

	For the Three Months Ended June 30,
($ millions, except per share data)	2017 (Unaudited)	2016 (Unaudited)	% Change
Revenues	$7.52	$9.22	-18.4%
Interest expenses	$(1.26)	$(1.13)	11.3%
Recovery of (Provision for) loan losses	$(1.01)	$0.14	-822.6%
Net interest income	$5.25	$8.23	-36.2%
Non interest expenses /income	$(0.89)	$(0.80)	11.4%
Income before tax	$4.36	$7.43	-41.3%
Income tax expense	$(0.71)	$(1.27)	-44.4%
Net income	$3.65	$6.16	-40.8%
Dividend - Series A convertible preferred stock	$(0.17)	$0.00	NA
Net income attributable to common shareholders	$3.48	$6.16	-43.5%
EPS - Basic	$0.21	$0.30	-28.6%
EPS - Diluted	$0.20	$0.30	-31.6%

●	Quarterly interest and fee income decreased by 18.4% to $7.52 million.
●	Net income attributable to ordinary shareholders decreased by 43.5% to $3.48 million.
●	The Company issued 123 loans with aggregates amount of $80.83 million, compared to 105 loans with aggregate amount of $77.87 million for the same period of last year.
●	Loans receivable, net of provision for loan losses, was $165.82 million as of June 30, 2017, compared to $148.29 million as of December 31, 2016. Provision for loan losses was $1.01 million compared to a recovery of loan losses of $0.14 million for the same period of last year.
●	On May 26, 2017, the Company declared a quarterly stock dividend of $0.047 per ordinary share. The dividend was paid on June 23, 2017 to holders of record on June 5, 2017.
●	Dividend accrued on Series A convertible redeemable preferred shares was $676,527 as of June 30, 2017 compared to $333,327 as of December 31, 2016.

Jingping Li, Co-founder and Chief Executive Officer of China Lending, commented, “Our lending business continues to expand with loans receivable, net of provisions for loan losses, increasing by 11.8% year-over-year to $165.82 million as of the end of second quarter. However, we start to see increasing competitive pressure as the growth of China’s micro lending industry slows. In response to this, we lowered interest rates for some of new loans issued during the second quarter that led to decreases in both revenues (interest and fee income) and net income in the second quarter. We expect this trend to continue in the near term.”

Second Quarter 2017 Financial Results

Interest and fee income

For the three months ended June 30, 2017, total interest and fee income, which include interest and fees on direct lending loans, financial advisory fees and interest on deposits with banks, decreased by $1.70 million, or 18.4%, to $7.52 million from $9.22 million for the same period of last year. The decrease was mainly due to reduced interest rates this year because of competition and marketing incentives offered to customers.

Interest expense

The Company borrows funds, which includes short-term bank loans, a secured loan and loans from cost investment investee, to fund its direct lending business. For the three months ended June 30, 2017, total interest expense increased by $0.13 million, or 11.3%, to $1.26 million from $1.13 million for the same period of last year. The increase was mainly related to increase in short-term bank loans and partially offset by decrease in interest expense and fees on the secured loan.

Provision for loan losses

For the three months ended June 30, 2017, provision for loan losses was $1.01 million, compared to a recovery of loan losses of $0.14 million for the same period of last year. The increase was mainly due to the Company has tightened its risk control in 2017 for their loans provision to compensate for potential increases in overdue loans under economic pressure. The Company has provided additional allowance even though the collateral is sufficient to offset the outstanding loans and interest receivable to be conservative on the doubtful loans outstanding.

Net interest income

After deducting for interest expense and provision for loan losses, net interest income was $5.25 million for the three months ended June 30, 2017, a decrease of $2.98 million, or 36.2%, from $8.23 million for the same period of last year. The decrease was mainly due to the decrease of total interest income and an increase in provision for loan losses.

Non-interest expenses

Salaries and employee surcharge for the three months ended June 30, 2017 increased by $0.06 million, or 27.8%, to $0.30 million from $0.24 million for the same period of last year. Business and other taxes for the three months ended June 30, 2017 decreased by $0.15 million, or 73.0%, to $0.05 million from $0.20 million for the same period of last year. Other operating expenses increased by $0.18 million, or 52.5%, to $0.54 million from $0.36 million for the same period of last year. As a result, total non-interest expenses for the three months ended June 30, 2017 increased by $0.09 million, or 11.4%, to $0.89 million from $0.80 million for the same period of last year , which mainly due to the following reasons: (1) the transformation from business tax to value-added tax in May 2016 has reduced the business tax expense; (2) new recruitment has increased the total employee expenses; and (3) increased in expenses after the Company became a U.S. listed company in July 2016.

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Income before income tax, net income and EPS

For the three months ended June 30, 2017, income before income tax decreased by $3.07 million, or 41.3%, to $4.36 million from $7.43 million for the same period of last year. Income tax expense was $0.71 million for the three months ended June 30, 2017, compared to $1.27 million for the same period of last year due to the foregoing explanations.

For the three months ended June 30, 2017, net income decreased by $2.51 million, or 40.7%, to $3.65 million from $6.16 million for the same period of last year. After deducting for dividends paid for Series A convertible redeemable preferred stock, net income allocated to ordinary shareholders decreased by $2.68 million, or 43.5%, to $3.48 million from $6.16 million for the same period of last year.

Basic and diluted earnings per share were $0.21 and $0.20, respectively, for the three months ended June 30, 2017, compared to $0.30 and $0.30, respectively, for the same period of last year.

Loan Portfolio

	For the Three Months Ended June 30,
	2017				2016
	No. of loans	%	Loan amount ($M)%		No. of loans	%	Loan amount ($M)%
Supply chain financing	25	20.3%	30.51	37.7%	55	52.4%	49.52	63.6%
Commerce & service	85	69.1%	37.37	46.2%	31	29.5%	17.46	22.4%
Manufacturing	0	0.0%	-0.00	0.0%	4	3.8%	1.10	1.4%
Real estate	3	2.4%	4.87	6.0%	7	6.7%	4.88	6.3%
Agriculture	3	2.4%	3.64	4.5%	7	6.7%	4.14	5.3%
Energy and mining	3	2.4%	2.11	2.6%	1	0.9%	0.77	1.0%
Consumer credit	0	0.0%	0.00	0.0%	0	0.0%	0.00	0.0%
Others	4	3.4%	2.33	3.0%	0	0.0%	0.00	0.0%
Total	123	100.0%	80.83	100.0%	105	100.0%	77.87	100.0%

As of June 30, 2017, the Company’s loans covered over seven industries, including supply chain financing, commerce & service, agriculture, real estate, manufacturing, energy and mining and consumer credit. The Company issued 123 loans which aggregated to $80.83 million for the three months ended June 30, 2017, compared to 105 loans which aggregated to $77.87 million for the same period of last year. Commerce and service was the largest segment, accounting for 46.2% of total loan amount with 85 loans issued for the three months ended June 30, 2017. Supply chain financing was the second largest segment, accounting for 37.7% of total loan amount with 25 loans issued for the three months ended June 30, 2017.

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Six Months Ended June 30, 2017 Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	$16.23	$17.89	-9.3%
Interest expenses	$(2.46)	$(2.44)	0.7%
Provision for loan losses	$(2.06)	$(1.66)	24.3%
Net interest income	$11.71	$13.79	-15.1%
Non interest expenses /income	$(1.82)	$(1.75)	4.3%
Income before tax	$9.89	$12.04	-17.9%
Income tax expense	$(1.67)	$(2.19)	-23.7%
Net income	$8.22	$9.85	-16.6%
Dividend - Series A convertible preferred stock	$(0.34)	$0.00	NA
Net income attributable to common shareholders	$7.88	$9.85	-20.1%
EPS - Basic	$0.49	$0.47	4.8%
EPS - Diluted	$0.47	$0.47	0.3%

Interest and fee income

For the six months ended June 30, 2017, total interest and fee income, which include interest and fees on direct lending loans, financial advisory fees and interest on deposits with banks, decreased by $1.66 million, or 9.3%, to $16.23 million from $17.89 million for the same period of last year. The decrease was mainly due to reduced interest rates this year because of competition and marketing incentives offered to customers.

Interest expense

The Company borrows funds, which include short-term bank loans, a secured loan and loans from cost investment investee, to fund its direct lending business. For the six months ended June 30, 2017, total interest expense increased by $0.02 million, or 0.7%, to $2.46 million from $2.44 million for the same period of last year. The increase was mainly related to increase in short-term bank loans and partially offset by decrease in interest expense and fees on the secured loan.

Provision for loan losses

For the six months ended June 30, 2017, provision for loan losses increased by $0.40 million, or 24.3%, to $2.06 million from $1.66 million for the same period of last year. The increase was mainly due to the Company has tightened its risk control in 2017 for their loans provision to compensate for potential increases in overdue loans under economic pressure. The Company has provided additional allowance even though the collateral is sufficient to offset the outstanding loans and interest receivable to be conservative on the doubtful loans outstanding.

Net interest income

After deducting for interest expense and provision for loan losses, net interest income was $11.71 million for the six months ended June 30, 2017, a decrease of $2.08 million, or 15.1%, from $13.79 million for the same period of last year. The decrease was mainly due to a decrease in total interest income and an increase in provision for loan losses.

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Non-interest expenses

Salaries and employee surcharge for the six months ended June 30, 2017 increased by $0.16 million, or 35.3%, to $0.64 million from $0.48 million for the same period of last year. Business and other taxes for the six months ended June 30, 2017 decreased by $0.46 million, or 80.2%, to $0.11 million from $0.57 million for the same period of last year. Other operating expenses increased by $0.37 million, or 54.6%, to $1.07 million from $0.70 million for the same period of last year. As a result, total non-interest expenses for the six months ended June 30, 2017 increased by $0.07 million, or 4.3%, to $1.82 million from $1.75 million for the same period of last year, which mainly due to the following reasons: (1) the transformation from business tax to value-added tax in May 2016 has reduced the business tax expense; (2) new recruitment has increased the total employee expenses; and (3) increased in expenses after the Company became a U.S. listed company in July 2016.

Income before income tax, net income and EPS

For the six months ended June 30, 2017, income before income tax decreased by $2.15 million, or 17.9%, to $9.89 million from $12.04 million for the same period of last year. Income tax expense was $1.67 million for the six months ended June 30, 2017, compared to $2.19 million for the same period of last year due to the foregoing explanations.

For the six months ended June 30, 2017, net income decreased by $1.63 million, or 16.6%, to $8.22 million from $9.85 million for the same period of last year. After deducting for dividends paid for Series A convertible redeemable preferred stock, net income allocated to ordinary shareholders decreased by $1.97 million, or 20.1%, to $7.88 million for the six months ended June 30, 2017 from $9.85 million for the same period of last year.

Basic and diluted earnings per share were $0.49 and $0.47, respectively, for the six months ended June 30, 2017, compared to $0.47 and $0.47, respectively, for the same period of last year.

Loan Portfolio

	For the Six Months Ended June 30,
	2017				2016
	No. of loans	%	Loan amount ($M)%		No. of loans	%	Loan amount ($M)%
Supply chain financing	99	37.4%	84.10	53.8%	91	42.7%	81.16	50.4%
Commerce & service	139	52.5%	51.41	32.9%	77	36.2%	48.92	30.4%
Manufacturing	6	2.3%	2.68	1.7%	12	5.6%	5.82	3.6%
Real estate	6	2.3%	7.92	5.1%	10	4.7%	9.54	5.9%
Agriculture	5	1.9%	4.84	3.1%	12	5.6%	11.26	7.0%
Energy and mining	5	1.9%	2.98	1.9%	3	1.4%	3.83	2.4%
Consumer credit	1	0.4%	0.04	0.0%	8	3.8%	0.56	0.3%
Others	4	1.3%	2.33	1.5%	0	0.0%	0.00	0.0%
Total	265	100.0%	156.30	100.0%	213	100.0%	161.09	100.0%

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As of June 30, 2017, the Company’s loans covered over seven industries, including supply chain financing, commerce & service, agriculture, real estate, manufacturing, energy and mining and consumer credit. The Company issued 265 loans which aggregated to $156.30 million for the six months ended June 30, 2017, compared to 213 loans which aggregated to $161.09 million for the same period of last year. Supply chain financing was the largest segment, accounting for 53.8% of total loan amount with 99 loans issued for the six months ended June 30, 2017. Commerce and service was the second largest segment, accounting for 32.9% of total loan amount with 139 loans issued for the six months ended June 30, 2017.

Financial Condition

As of June 30, 2017, the Company had cash and cash equivalents of $2.78 million, compared to $4.50 million at the end of 2016. Net loans receivable was $165.82 million as of June 30, 2017, compared to $148.29 million as of December 31, 2016. Short-term bank loans, loans from a cost investment investee and a secured loan were $11.41 million, $14.75 million and $14.65 million, respectively, as of June 30, 2017, compared to $7.47 million, $14.40 million and $14.15 million, respectively, as of December 31, 2016.

Recent Developments

On May 26, 2017, the Company announced that its Board of Directors approved a quarterly dividend of $0.047 per ordinary share which represents an amount equal to twenty-five percent (25%) of (i) the Company's consolidated net income for the period beginning January 1, 2017 through March 31, 2017, less (ii) the amount of dividends paid, payable or otherwise accrued as preferred dividends with respect to the Company's Series A preferred shares for such period. The dividend was paid on June 23, 2017 to holders of record of the Company's ordinary shares on June 5, 2017.

About China Lending Corporation

Founded in 2009, China Lending is a non-bank direct lending corporation and provides services to micro, small and medium sized enterprises, farmers, and individuals, who are currently underserved by commercial banks in China. Headquartered in Urumqi, the capital of Xinjiang Autonomous Region, with a registered capital of $94.7 million as of December 31, 2016, China Lending is one of the largest direct lending companies in the region in terms of registered capital. For more information, please visit: www.chinalending.com.

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Forward-Looking Statements

This press release may include forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that China Lending expects or anticipates will or may occur in the future are forward-looking statements and are identified with, but not limited to, words such as “may,” “believe” and “expect.” These statements are based on certain assumptions and analyses made by China Lending in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Actual results may differ materially from those expressed herein due to many factors such as, but not limited to, (1) the ability to obtain or maintain the listing of the Company’s securities on the NASDAQ Capital Market; (2) the risk that our recent business combination disrupts the Company’s current plans and operations; (3) the ability to recognize the anticipated benefits of our recent business combination, which may be affected by, among other things, closing proceeds, competition and the ability of the business to grow and manage growth profitably; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) changes in applicable laws or regulations; (6) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and (7) other risks and uncertainties indicated from time to time in the proxy statement filed by the Company in connection with the business combination, including those under “Risk Factors” therein, and other factors identified in the Company’s prior and future filings with the SEC, available at www.sec.gov.

These forward-looking statements are based on information available as of the date of this press release and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date and the Company undertakes no obligation to update any forward-looking statements contained herein to reflect events or circumstances which arise after the date of this press release, whether as a result of new information, future events or otherwise, except as may be required under applicable securities law.

For investors and media inquiries please contact:

At the Company:
Katrina Wu
Email: wuxiaoqing@chinalending.com
Phone: +86-991-316-9617

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

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china lending corporation

unaudited consolidated Balance Sheets

	As of
	June 30, 2017	December 31, 2016
	(Unaudited)
ASSETS
Cash and cash equivalents	$2,780,603	$4,496,588
Loans receivable - third parties, net	159,271,691	148,293,427
Loans receivable - related parties, net	6,544,079	—
Interest and fee receivable	925,936	1,075,410
Cost method investment	3,688,717	3,599,831
Property and equipment, net	74,523	88,463
Intangible asset, net	81,984	55,480
Deferred tax assets	1,233,782	861,607
Other assets	193,408	485,765
Total Assets	$174,794,723	$158,956,571

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Short-term bank loans	$11,412,047	$7,472,530
Loan from a related party, a cost investment investee	14,754,869	14,399,324
Secured loan	14,651,732	14,154,968
Dividends payable	720,000	4,108,721
Taxes payable	1,599,801	1,125,379
Convertible promissory note payable	250,000	650,000
Other liabilities	3,683,798	3,876,502
Total liabilities	$47,072,247	$45,787,424

Commitments and Contingencies
Convertible Redeemable Class A Preferred Shares
Preferred Shares, no par value, unlimited shares authorized; 715,000 shares issued and outstanding as of June 30, 2017 and December 31, 2016.	9,256,527	8,913,327

Shareholders’ Equity
Ordinary Shares, no par value; unlimited shares authorized; 23,758,817 and 22,898,864 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	-	-
Additional paid-in capital	96,977,528	91,644,559
Statutory reserves	7,431,263	6,536,238
Retained earnings	20,725,459	15,691,462
Accumulated other comprehensive loss	(6,668,301)	(9,616,439)
Total Shareholders’ Equity	118,465,949	104,255,820
Total Liabilities and Shareholders’ Equity	$174,794,723	$158,956,571

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china lending corporation

unaudited CONSOLIDATED Statements of INCOME and Comprehensive Income

	For the six months ended		For the three months ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Interest and fee income
Interest and fees on loans – third parties	$16,093,554	$17,773,045	$7,386,706	$9,160,497
Interest and fees on loans – related parties	137,427	112,225	137,427	60,963
Interest on deposits with banks	808	2,837	255	561
Total interest and fee income	16,231,789	17,888,107	7,524,388	9,222,021

Interest expense
Interest expense on short-term bank loans	(769,503)	(258,201)	(410,337)	(133,582)
Interest expense and fees on secured loan	(807,229)	(1,250,064)	(399,994)	(526,562)
Interest expense on loans from a related party, a cost investment investee	(882,418)	(933,239)	(446,948)	(469,462)
Total interest expense	(2,459,150)	(2,441,504)	(1,257,279)	(1,129,606)

Recovery of (provision for) loan losses	(2,060,406)	(1,657,123)	(1,014,101)	140,342
Net Interest Income	11,712,233	13,789,480	5,253,008	8,232,757

Non-interest income	15,312	95	15,312	—

Non-interest expenses
Salaries and employee surcharge	(640,743)	(473,499)	(306,542)	(239,861)
Business taxes and other taxes	(113,863)	(573,921)	(54,700)	(202,446)
Other operating expenses	(1,085,247)	(701,845)	(544,539)	(357,107)
Total non-interest expenses, net	(1,824,541)	(1,749,170)	(890,469)	(799,414)

Income Before Income Tax	9,887,692	12,040,310	4,362,539	7,433,343
Income tax expense	(1,671,221)	(2,189,761)	(706,296)	(1,271,089)
Net Income	8,216,471	9,850,549	3,656,243	6,162,254

Dividend – Convertible Redeemable Class A preferred stock	(343,200)	—	(171,600)	—
Net income allocated to ordinary shareholders	7,873,271	9,850,549	3,484,643	6,162,254

Other comprehensive income
Foreign currency translation adjustments	2,948,138	(2,543,127)	2,064,431	(3,264,518)
Comprehensive Income	$11,164,609	$7,307,422	$5,720,674	$2,897,736

Weighted-average common shares outstanding – basic	15,915,107	20,859,953	16,523,502	20,859,953
Weighted-average common shares outstanding – diluted	16,630,107	20,859,953	17,238,502	20,859,953
Earnings per share to ordinary shareholders – Basic	$0.49	$0.47	$0.21	$0.30
Earnings per share to ordinary shareholders – Diluted	$0.47	$0.47	$0.20	$0.30

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